Areas Of Review Prior To Close Of The NSS Numanco Purchase From NSSI

PSO began informally evaluating the temporary services business in mid 1995, long before it had heard of NSS Numanco, Inc.. This evaluation included internal discussions with employees that manage PSO's temporary staffing requirements, a data search of available articles and reference material, and interviews with people in the temporary services business.

Here are the principle parts of the "due diligence analysis PSO performed for the Numanco investment: The terms and conditions of each of the "back log" work contracts purchased. Financial review of each contract (mainly to determine gross margin for each contract). Employment statistics by each job site focusing on number of returnees, employee issues, lawsuits, etc. Review of past performance evaluations from each of the sites included in the contract base. Interviews with all of management and administrative employees. Discussions with two site coordinators.
      Employee performance review forms.
      Current operating systems and procedures is the areas of: recruiting, security, payroll, accounting, training, human resources. This review included evaluating the computer systems, written guidelines, databases, files and filing systems, management, etc.
      Verification of assets.

          In addition, significant time and effort was focused on how the company would operate moving forward. This evaluation required looking at existing leases, contracts and obligations. Because this company was purchased out of chapter 11, the purchasing company had the right to keep or reject any of the service leases being used by Numanco. The areas evaluated included:
      Infrastructure leases such as building rent, copiers, computer systems, faxes and furniture. Employee support and benefit packages including insurance, car rental agreements, credit card agreements, bank rates, etc.